FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

February 7, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 29.2 m of 30.5 g/t Ag and 0.69% Cu in step-out drilling at DeSoto discovery, Majuba Hill, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assay results from the first three of the four step out drill holes completed at its Majuba Hill copper/silver project in Nevada during the fall of 2011.  Hole MM-18 was one of two holes drilled to test a new high grade mineralized zone identified during soil sampling in 2011 near the past producing DeSoto silver mine and intercepted 29.2 meters of 30.5 g/t silver (Ag) and 0.69% cooper (Cu).

Highlights:

•

MM-18 was drilled 1.4 km to the northwest of MAX’s Phase I drilling at the past producing Majuba Hill mine, where MAX intercepted near surface high grade copper and silver mineralization over significant lengths in five of eight holes.

•

Hole MM-18 was one of two holes drilled to test a new high grade mineralized zone identified during soil sampling in 2011 and intercepted 29.2 meters of 30.5 g/t Ag and 0.69% Cu.

•

The copper/silver soil anomaly at DeSoto is approximately 1.5 km long by 500 m wide and returned values as high as 1.53% Cu and 209 g/t Ag in soils.

•

Hole MM-17 was drilled 730 m southeast of Phase I drilling and intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag

•

Permitting is underway for an extensive Phase III delineation drill program at Desoto to begin in the spring of 2012

Clancy Wendt, P.Geo, VP Exploration of MAX, states “We are excited by this new discovery at DeSoto, which extends the known area of high grade mineralization at Majuba Hill to the northwest by at least 1.4 kilometers.  In addition, drilling 730 m to the southeast has intercepted significant silver mineralization and expanded the mineralized zone at Majuba Hill itself, with assay results still pending from hole MM-20.  The discovery at DeSoto that high-grade copper and silver mineralization exists well beyond the immediate area of the past producing Majuba Hill mine confirms our theory that Majuba Hill is an extensive copper/silver porphyry system that is highly prospective for the development of a bulk-tonnage open pit deposit.”

Hole MM-19 was drilled at the same location as hole MM-18 at an angle of –45 to the southeast, whereas hole MM-18 was drilled at the same angle to the northwest, and intercepted 3.6 m of 14.3 g/t Ag and 0.45% Cu within ten feet of surface.  A map showing drilling locations from the 2011 exploration program at Majuba Hill is available on our web site at www.maxresource.com.

The first drill hole of the Phase II program, MM-17, was collared on the “Ball Park” target area immediately to the east of our Phase I drill program at Majuba Hill itself.  Hole MM-17 is located approximately 730 meters to the east of our hole MM-06 (where we drilled 96 m of 39.2 g/t Ag and 0.57% Cu commencing within 5 feet of surface) and was the first of two holes planned to test the eastern extension of the high grade mineralized zone at Majuba Hill.  Hole MM-17 includes intercepts of 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.1 m of 51.0 g/t Ag with only nominal copper; this confirms that we are still in the mineralized system.

Drill results from the three holes reported today are as follows:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)

MM-18	304	-45	146 m	21.9	51.1	29.2	0.69%	30.5
				79.3	80.5	1.2	0.54%	28.7
MM-17	119	-70.5	160.1 m	4.6	18.3	13.7	0.05	15.9
				44.2	86.9	42.7	0.03	16.8
				117.4	123.5	6.1	0.04	51.0
MM-19	127	-45	98.4 m	2.4	6.0	3.6	0.45	14.3

The other hole at the Ball Park area, MM-20, was drilled approximately 150 meters to the south east of hole MM-06 to test mineralization reported by previous operators underneath the past producing Majuba Hill mine; assay results are pending.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, including maps showing the results of soil sampling and the drilling completed to date, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

February 22, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX appoints Ian Smith, F.AusIMM, as Director

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce the appointment of Ian Smith, B.E. (Mining) Hons, F.AusIMM, CP Mgmt, as a director of the Company.

Mr. Smith graduated from the University of Queensland, Australia with a degree in mining engineering and has over 40 years of international experience in corporate development, operations, project management and consulting within the base, precious metals and coal industries.    Mr. Smith is the President and Chief Executive Officer of Yellowhead Mining Inc. (TSX.V: YMI) which is in the process of preparing a detailed Feasibility Study on the Harper Creek copper-gold-silver project in south central B.C., potentially one of the largest copper development projects in Canada.

Mr. Smith is a director of several public companies, and is President and CEO of Santa Fe Metals Corp.  He was recently President and CEO of bcMetals Corp., which had engineered the Red Chris copper/gold porphyry project for development in northwest BC prior to being acquired by Imperial Metals Corp.  His involvement with large scale open pit copper operations at a senior management level includes Bougainville Copper in Papua New Quinea, La Caridad in Mexico and the Zambian Copperbelt.  Mr. Smith was President and a founding partner of one of North America's most successful mining industry consulting companies until it was purchased by Canadian interests in 1995.

Clancy Wendt, VP Exploration of MAX, states “I have had the opportunity to work with Ian on a number of projects in the past and am very pleased to have him bring his expertise to MAX, where the recent discovery of high-grade copper and silver mineralization during drilling in 2011 at our Majuba Hill project in Nevada serves to confirm our theory that Majuba Hill is an extensive copper/silver/gold porphyry system that is highly prospective for the development of a bulk-tonnage open pit deposit.”

In conjunction with this appointment MAX has agreed, subject to regulatory approval, to grant incentive stock options to directors and officers on up to 675,000 common shares at an exercise price of $0.25 per share for a period of three years.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  February 29, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director